EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

July 20, 2023

AVINO ANNOUNCES Q2 2023 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) achieved production results of 587,317 silver equivalent ounces, bringing the 12-month trailing total to 2.8 million silver equivalent ounces from the Avino Mine.

Production Highlights – Q2 2023 (Compared to Q2 2022)

•	Silver equivalent production decreased 10% to 587,317 oz
•	Silver production increased 3% to 232,417 oz
•	Copper production decreased 12% to 1.45 million lbs
•	Gold production increased 13% to 1,520 oz
•	Mill throughput increased by 33% to 157,371 tonnes

Avino Mine Production – Three and Six Months Ended June 30, 2023

Q2 2023	Q2 2022	Change		H1 2023	H1 2022	Change
157,371	118,224	33%	Total Mill Feed (dry tonnes)	311,119	229,362	39%
53	65	-19%	Feed Grade Silver (g/t)	52	58	-10%
0.44	0.46	-3%	Feed Grade Gold (g/t)	0.51	0.38	36%
0.49	0.69	-28%	Feed Grade Copper (%)	0.48	0.63	-23%
87%	91%	-5%	Recovery Silver (%)	88%	91%	-4%
68%	78%	-13%	Recovery Gold (%)	73%	77%	-6%
84%	92%	-8%	Recovery Copper (%)	84%	90%	-7%
232,417	225,537	3%	Total Silver Produced (oz)	466,755	389,895	20%
1,520	1,350	13%	Total Gold Produced (oz)	3,805	2,151	77%
1,445,552	1,644,342	-12%	Total Copper Produced (Lbs)	2,843,189	2,861,691	-1%
587,317	649,569	-10%	Total Silver Equivalent Produced (oz)[1]	1,265,564	1,107,367	14%

“The Avino Mine continued to provide stable production results in the second quarter of 2023, albeit impacted by mining in lower grade areas and certain mill equipment delivery delays, which are now behind us,” said David Wolfin, President and CEO of Avino. “These challenges provided us with the opportunity to implement upgrades to the haulage ramp that has since allowed us to exceed original underground maximum haulage rates. With these upgrades, we expect production to catch up to our internal guidance in the second half of the year. On the exploration side, we are thrilled with the outstanding drill results from below Level 17 released earlier this month which further demonstrates that the Avino Mine continues to get better as we explore at depth. Finally, we remain focused on the execution of our 5-year growth plan.”

July 20, 2023 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q2 2023 Production Results

2023 Second Quarter Highlights

•	Steady Production at Avino: Silver equivalent production of 587,317 ounces is another consistent quarter of mining operations. Production decreased when compared to recent quarters, primarily due to mine sequencing of certain lower grade zones of the Avino Mine along with supply chain issues for some maintenance parts that effected recovery in the mill.

•	Avino Announced Best Drill Intercept in Company History: On July 5, 2023, the Company released the results of three holes from below Level 17, the current deepest workings at the Elena Tolosa (“ET”) area of the Avino system. Drill Hole ET-23-09 showed 57 metres true width of mineralization and is a step-out 50 metres to the west of Avino’s most westerly drill hole at 200 metres downdip below Level 17. This mineralized intercept is exceptionally wide and has very high silver, gold and copper grades. The vein system continues to be open along strike and at depth.

•	Announced ET Area Drilling Results: On May 23, 2023, Avino announced drill results from 10 drill holes from below Level 17, the current deepest workings at the mine. The current drill campaign shows the continuity of the Avino Vein to be at least 1,100 metres downdip from surface outcrop.

•	Metallurgical Testing Completed at the Oxide Tailings Project: On April 5, 2023, Avino announced metallurgical results from the testwork program that was completed and will form the basis of the metallurgical analysis in a Pre-Feasibility Study (“PFS”) on the project. This Project has been in our portfolio for many years and factors prominently into our 5-year growth plan to become an intermediate silver producer in Mexico. These results also build on the studies in the 2017 Preliminary Economic Assessment (“PEA”) and increase the level of confidence in the Project through the extensive testwork completed. In the recent update, The Oxide Tailings mineral resource was increased by 407% in the measured and indicated categories to total 5.7 million tonnes, and an increase of 287% to the silver equivalent ounces resulting in 17.4 million.

•	Dry Stack Tailings Facility Completed and Operational: Avino’s tailings management system is based on our commitment to safety and environmental stewardship. We approach our tailings management with respect for the people in our communities and the environment. When we consider our environmental approach, we strive to meet or exceed expectations while being guided by best practice standards globally. For those reasons we selected dry stack and constructed a dry stack tailings facility which is now complete and fully operational. The conveyor system is installed and is currently transporting the pressed dry tailings to the Avino open pit area. A tab is now available on our website that provides further information on our tailings management system, along with a video (in Spanish) from the minesite that can be viewed. In addition, a selection of short videos of the facility in operation can be viewed under Videos and Media.

•	La Preciosa Update: The Company is conducting community engagement in the nearby towns adjacent to the property and will provide further updates as plans develop. Avino is fully committed to moving this project forward as it factors prominently in the Company’s 5-year growth strategy.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, LSI in the Netherlands, and AHK.

July 20, 2023 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q2 2023 Production Results

Qualified Person(s)

Peter Latta, P. Eng, MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101 who has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property has the amount of mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934. All registrants were required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021. Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.

Footnotes:

In Q2 2023, AgEq was calculated using metals prices of $24.18 oz Ag, $1,978 oz Au and $3.85 lb Cu. In Q2 2022, AgEq was calculated using metals prices of $22.64 oz Ag, $1,873 oz Au and $4.32 lb Cu. For YTD 2023, AgEq was calculated using metals prices of $23.37 oz Ag, $1,933 oz Au and $3.95 lb Cu. For YTD 2022, AgEq was calculated using metal prices of $23.29 oz Ag, $1,873 oz Au and $4.43 lb Cu.